For Immediate Release

News Release

Enbridge to join TransAlta on Project Pioneer

CALGARY, Alberta (June 28, 2010) – TransAlta Corporation (TSX:TA; NYSE:TAC) and Enbridge Inc. (TSX:ENB; NYSE:ENB) today announced that Enbridge will participate in the development of Project Pioneer, Canada’s first fully-integrated carbon capture and storage (CCS) project involving retro-fitting a coal-fired electricity plant.

When complete, Project Pioneer is expected to be one of the largest CCS facilities in the world and among the first to have an integrated underground storage system. The project will pilot Alstom Canada’s proprietary chilled ammonia process and will be designed to capture one megatonne (Mt) per year of carbon dioxide (CO2) from Keephills 3, a coal-fired plant west of Edmonton that is  jointly owned by Project Pioneer partners TransAlta and Capital Power Corporation. The majority of the captured CO2 is intended to be used for enhanced oil recovery (EOR), while the remainder is expected to be injected safely in deep underground storage for permanent storage.

“CCS provides Alberta and Canada a leadership opportunity to use new technology to reduce CO2 emissions,” said Steve Snyder, president and CEO of TransAlta. “We are very pleased to include the pipeline expertise and sequestration leadership from Enbridge, a world class sustainable energy leader.”

Enbridge brings to Project Pioneer expertise in the design and construction of pipeline infrastructure, as well as extensive knowledge in CO2 sequestration.

“We’re excited to have the opportunity to play a key role in Project Pioneer,” said Patrick D. Daniel, president and CEO, Enbridge Inc. “We believe CCS has potential to positively impact our industry and our ability to continue to grow sustainably and in an environmentally responsible manner. One of the most pressing environmental issues facing us today is the impact of greenhouse gas emissions on climate change.  By working with the Project Pioneer partners to advance CCS technology, we’re pleased to contribute to what may be one of our most significant solutions.”

Project Pioneer is expected to account for at least 20 per cent of the Government of Alberta’s target of reducing five Mt of CO2 emissions per year by 2015. In addition, the project’s technology has wide potential applications.  It could be used by other coal-fired power plants in Alberta and throughout the world, as well as by other industrial sectors.

On October 14, 2009, Project Pioneer was awarded $778 million in federal and provincial funding to advance the project. “Project Pioneer is a unique approach to solving the CO2 emissions challenge,” said Mr. Snyder. “The public-private partnership of Project Pioneer will move us a step closer toward the maturation of a CCS technology, vital to the continued development of our energy resources in an environmentally-sustainable way.”

About Project Pioneer:

Project Pioneer is among the world’s largest fully-integrated CCS initiatives within the power sector. It will be a near commercial-scale demonstration of all elements of the CCS chain through a unique combination of partners, technology and integration.  Project Pioneer brings together public and private partners who have been leaders on environmental issues for years. Current partners include:

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TransAlta - project leader and operational partner. TransAlta brings extensive experience in power generation, construction and innovation to Project Pioneer. As the project leader and generation operator for Keephills 3, TransAlta will provide operational, technical, commercial and project management.

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Alstom Canada - capture technology leader. Alstom, a global leader in energy technology, brings its expertise in the Chilled Ammonia carbon capture process.

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Capital Power - generation partner. Capital Power shares a long history with TransAlta, brings best-in-class power technology and is the joint venture partner with TransAlta for the Keephills 3 coal plant – the location for Project Pioneer.

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Enbridge - transportation and storage leader. Enbridge, a North American leader in energy delivery, brings its pipeline expertise and sequestration knowledge.

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The Government of Canada will contribute $343 million through the Clean Energy Fund and the federal ecoENERGY Technology Initiative.

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The Government of Alberta will contribute $431 million through its $2 billion CCS Fund with an additional $5 million from the Alberta EcoTrust Grant program.

For more information about Project Pioneer visit www.projectpioneer.ca.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

About Enbridge:

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S,. and is ranked as one of Canada's Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge's common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:

TransAlta	Enbridge

Media Inquiries:

Tanis Fiss
Manager, Corporate and Marketing Communications
Phone: (403) 267-3639
Email: tanis_fiss@transalta.com

Investor Inquiries:

Jennifer Pierce
Vice President, Communications and Investor Relations
Phone: (403) 267-7622

Jess Nieukerk
Manager, Investor Relations
Phone: (403) 267-3607
Email: investor_relations@transalta.com

Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0997 Email: jennifer.varey@enbridge.com Investor Inquiries: Vern Yu Investment Community (403) 231-3946 Email: vern.yu@enbridge.com